May 22, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
NYSE MKT
U.S. Securities and Exchange Commission

Dear Sirs/Mesdames:

RE:	GREAT PANTHER SILVER LIMITED (the “Company”)
MAILING ON May 22, 2012

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company.

  Notice of Annual and Special General Meeting
  Information Circular
  Proxy
  Financial Statement Request Form (National Instrument 51-102)

We also confirm that the material was sent by courier on the above mentioned date to intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded in accordance with National Instrument 54-101.

Sincerely,
Rush Graphics Ltd.

Mark Pak